                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)(1)

                               Networks North Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0467 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   629409-40-0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               David T. Patterson
                            NetStar Enterprises Inc.
                                    Suite 100
                            2225 Sheppard Avenue East
                                Toronto, Ontario
                                 Canada M2J 5C2
                                 (416) 490-7083
-------------------------------------------------------------------------------
                                    (Address)

                                January 12, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.










--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------

CUSIP No.  629409-40-0              SCHEDULE 13D            Page 2 of 5 Pages
           -----------                                               ---
-------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                NetStar Enterprises Inc.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Canada
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       925,787
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       925,787
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             925,787
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                32.4%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------------------------                 ----------------------

CUSIP No.    629409-40-0                                 Page 3 of  5  Pages
             -----------                                           ---
----------------------------------------                 ----------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the
Schedule 13D dated October 4, 1994 (the "Original Schedule") filed by Labatt Communications Inc. ("LCI"), with respect to shares of Common Stock, par value $.0467 per share (the "Common Stock"), of Networks North, Inc. (formerly known as "NTN Canada, Inc.") (the "Issuer"), a New York corporation.

Item 1  Security and Issuer

     This Amendment No. 1 relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 14 Meteor Drive, Etobicoke, Ontario, Canada M9W 1A4. NetStar Enterprises Inc. ("NetStar") acquired the Common Stock from LCI as part of an internal corporate restructuring of LCI during 1996.

Item 2  Identity and Background

     (a) NetStar is a corporation organized under the laws of Canada. It is a wholly-owned subsidiary of NetStar Communications Inc. ("Parent") which is also organized under the laws of Canada.

     (b)  Suite 100
          2225 Sheppard Avenue East
          Toronto, Ontario Canada M2J 5C2

     (c) NetStar is principally engaged in the business of television production and broadcasting. Parent is a television production and broadcasting holding company.

     (d) During the past five years, neither NetStar, Parent, nor any of the executive officers or directors of NetStar listed on Exhibit A nor of Parent listed on Exhibit B, has been convicted in a criminal proceeding.

     (e) During the past five years, neither NetStar, Parent, nor any of the executive officers or directors of NetStar listed on Exhibit A nor of Parent listed on Exhibit B, has been a party to a civil proceeding of a judicial or administrative body and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or prohibiting any violation of such laws.

          Exhibit A sets forth the name, address, present principal occupation, and citizenship of each officer and director of NetStar. Exhibit B sets forth the name, address, present principal occupation, and citizenship of each officer and director of Parent.

----------------------------------------                 ----------------------

CUSIP No.    629409-40-0                                 Page 4 of 5 Pages
             -----------                                          ---
----------------------------------------                 ----------------------

Item 3   Source and Amount of Funds or Other Consideration

         The Common Stock was acquired by LCI from the Issuer pursuant to a Stock Purchase Agreement dated as of October 4, 1994 between LCI and the Issuer. A copy of the Stock Purchase Agreement is attached to the Original Schedule as an exhibit. LCI used working capital funds to acquire the Common Stock.

Item 4   Purpose of Transaction

         As of the date of this Amendment No. 1, NetStar is holding its shares of Common Stock with a view to selling such shares. However, there can be no assurance that NetStar will sell all or any of its shares. See also the response to Item 6 below.

Item 5   Interest in Securities of the Issuer

         As of the date of this Amendment No. 1, NetStar owns 925,787 shares of Common Stock, representing approximately 32.4% of the outstanding shares of Common Stock. NetStar has the sole power to vote and dispose of such shares of Common Stock, subject to the Letter Agreement referred to in the response to Item 6 below.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         Pursuant to a Letter Agreement dated January 12, 2000 (the "Letter Agreement"), NetStar has agreed to sell all of its Common Stock to an unaffiliated third party (the "Purchaser"). The obligation of the Purchaser to consummate the purchase of the Common Stock pursuant to the Letter Agreement is subject to the conditions specified in the Letter Agreement, and there can be no assurance that Purchaser will consummate the purchase of the Common Stock pursuant to, or on the terms contemplated in, the Letter Agreement.


Item 7   Material to Be Filed as Exhibits

         Attached as Exhibit C to this Amendment No. 1 is a copy of the Letter Agreement.

----------------------------------------                 ----------------------

CUSIP No.    629409-40-0                                 Page 5 of 5 Pages
             -----------                                          ---
----------------------------------------                 ----------------------

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 February 7, 2000
                                 --------------------------------------------
                                                   (Date)

                                 NetStar Enterprises Inc.

                                 /s/ David T. Patterson
                                 --------------------------------------------
                                                 (Signature)

                                 Vice President, General Counsel & Secretary
                                 --------------------------------------------
                                                   (Title)

                                    EXHIBIT A

                            NetStar Enterprises Inc.

------------------------------------------------------------------------------------------------------------------
Name                                               Citizenship                     Present Principal
                                                                                      Occupation
------------------------------------------------------------------------------------------------------------------
A. Gordon Craig                                Canada                        Director; Chairman and CEO
2225 Sheppard Avenue East
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Jim S. Thompson                                Canada                        Director; President
2225 Sheppard Avenue East
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Ronald A. Petrescue                           Canada                       Director; Executive Vice President
2225 Sheppard Avenue East                                                  and President, NetStar Operations
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Lorne C. Stephenson                           Canada                       Executive Vice President,
2225 Sheppard Avenue East                                                  Administration
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Mary G. Currie                                Canada                       Vice President, Finance and Planning
2225 Sheppard Avenue East                                                  and Acting CFO
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Roderick Brace                                Canada                       Vice President
2225 Sheppard Avenue East
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Gerald S. Frappier                            Canada                       Vice President
1755 Rene Levesque Blvd. East
Montreal, Quebec  H2K 4P6
------------------------------------------------------------------------------------------------------------------
Patricia J. Cross                             Canada                       Vice President,
2225 Sheppard Avenue East                                                  Human Resources
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
J. Laurie Haines                              Canada                       Vice President and Chief Information
2225 Sheppard Avenue East                                                  Officer
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Keith W. Pelley                               Canada                       Vice President, Programming and
2225 Sheppard Avenue East                                                  Production
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Name                                               Citizenship                     Present Principal
                                                                                      Occupation
------------------------------------------------------------------------------------------------------------------
Wayne Scrivens                                Canada                       Vice President, Technical Operations
2225 Sheppard Avenue East                                                  and Engineering
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
David T. Patterson                            Canada                       Vice President, General Counsel and
2225 Sheppard Avenue East                                                  Secretary
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Astrid Zimmer                                 Canada                       Assistant Secretary
2225 Sheppard Avenue East
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
John D. Caplice                               Canada                       Treasurer
2225 Sheppard Avenue East
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Craig E. Daigle                               Canada                       Assistant Treasurer
2225 Sheppard Avenue East
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------

                                    EXHIBIT B

                           NetStar Communications Inc.


------------------------------------------------------------------------------------------------------------------
Name                                               Citizenship                     Present Principal
                                                                                      Occupation
------------------------------------------------------------------------------------------------------------------
William P. Burkhardt                           United States of America      Director; Senior Vice President and
77 West 66th Street, 21st Floor                                              Managing Director, ESPN International
New York, New York  10023
------------------------------------------------------------------------------------------------------------------
Christine F. Driessen                         United States of America     Director; Executive Vice President
ESPN Plaza, 935 Middle Street                                              and CFO, ESPN, Inc.
Bristol, Connecticut  06010-7454
------------------------------------------------------------------------------------------------------------------
Donald G. Campbell                            Canada                       Director; Businessman
8 Mariners Haven
RR #4, Box 4492
Collingwood, Ontario  L9Y 4T9
------------------------------------------------------------------------------------------------------------------
Wayne T. Egan                                 Canada                       Director; Lawyer, Weir & Foulds
130 King Street West
Suite 1600, Exchange Tower
Toronto, Ontario  M5X 1J5
------------------------------------------------------------------------------------------------------------------
John D. McKellar                              Canada                       Director; Lawyer, Weir & Foulds
130 King Street West
Suite 1600, Exchange Tower
Toronto, Ontario  M5X 1J5
------------------------------------------------------------------------------------------------------------------
John L. Pandell                               Canada                       Director; Lawyer, Weir & Foulds
130 King Street West
Suite 1600, Exchange Tower
Toronto, Ontario  M5X 1J5
------------------------------------------------------------------------------------------------------------------
A. Gordon Craig                               Canada                       Director; Chairman and CEO
2225 Sheppard Avenue East
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Jim S. Thompson                               Canada                       Director; Vice President
2225 Sheppard Avenue East
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Lorne C. Stephenson                           Canada                       Executive Vice President,
2225 Sheppard Avenue East                                                  Administration
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Mary G. Currie                                Canada                       Vice President, Finance and Planning
2225 Sheppard Avenue East                                                  and Acting CFO
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Name                                               Citizenship                     Present Principal
                                                                                      Occupation
------------------------------------------------------------------------------------------------------------------
Ronald A. Petrescue                           Canada                       Vice President
2225 Sheppard Avenue East
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Roderick Brace                                Canada                       Vice President
2225 Sheppard Avenue East
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Gerald S. Frappier                            Canada                       Vice President
1755 Rene Levesque Blvd. East
Montreal, Quebec  H2K 4P6
------------------------------------------------------------------------------------------------------------------
Kenneth B. Murphy                             Canada                       Vice President
2225 Sheppard Avenue East
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Patricia J. Cross                             Canada                       Vice President,
2225 Sheppard Avenue East                                                  Human Resources
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
J. Laurie Haines                              Canada                       Vice President and Chief Information
2225 Sheppard Avenue East                                                  Officer
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
David T. Patterson                            Canada                       Vice President, General Counsel and
2225 Sheppard Avenue East                                                  Secretary
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Astrid Zimmer                                 Canada                       Assistant Secretary
2225 Sheppard Avenue East
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
John D. Caplice                               Canada                       Treasurer
2225 Sheppard Avenue East
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------
Craig E. Daigle                               Canada                       Assistant Treasurer
2225 Sheppard Avenue East
Suite 100
Toronto, Ontario  M2J 5C2
------------------------------------------------------------------------------------------------------------------

                                      B-2

                                    EXHIBIT C
DELIVERED
---------

January 12, 2000

NetStar Enterprises Inc.
2225 Sheppard Avenue East
Suite 100
Toronto, Ontario
M2J 5C2

Attention: Lorne C. Stephenson, Executive Vice President, Administration

Dear Sirs:

Re: Purchase by Jeffrey Kirsch and HDL Capital Corporation, both on behalf of a company to be incorporated and without personal liability (collectively, the "Purchaser") of 925,787 shares (the "Shares") in the capital stock of Networks North Inc. (the "Company") owned by NetStar Enterprises Inc. ("NetStar")

Dear Sirs:

Further to our discussions and correspondence, this letter will confirm that, subject to the provisions of this letter, NetStar is prepared to sell all, but not less than all, the Shares to the Purchaser based on the following basic principles.

1. The purchase price for the Shares shall be $3.00 (U.S.) per share for an aggregate purchase price of $2,777,361.00 (U.S.).

2. The Purchaser shall be permitted eighty (80) days from the date hereof to complete its due diligence in respect of the Company's business and affairs.

3. If satisfied with the due diligence and if it wishes to proceed with the transaction, the Purchaser shall advise NetStar in writing that it wishes to proceed and whether it believes the transaction is: (a) exempt from the take-over bid provisions contained in the Securities Act (Ontario) (the "Act") and the purchaser wishes to close pursuant to such exemption or (b) is not exempt from such provisions and the Purchaser intends to make a formal take-over bid pursuant to the Act.

     If NetStar agrees that the transaction would be exempt from the take-over bid provisions of the Act; then, subject to paragraph 4, this agreement shall constitute a binding agreement of purchase and sale, and the transaction shall close within five days of the Purchaser's notice to NetStar. If NetStar does not so agree NetStar shall not be required to sell the Shares in such manner. If the Purchaser confirms it intends to make a formal take-over bid pursuant to the Act, NetStar agrees that, subject to paragraph 4, this agreement shall constitute a binding agreement to tender the Shares to such take-over bid provided the price per share pursuant to the bid is $3.00 (U.S.) or more (the "Offer Price"). NetStar shall have the right to withdraw the Shares from the take-over bid at any time prior to such Shares being taken up and paid for by the Purchaser if a third party makes a take-over bid at a price per share which exceeds the Offer Price. If NetStar withdraws the Shares and tenders the Shares to the higher take-over bid, NetStar shall, upon receipt of payment for the shares tendered, pay to the Purchaser an amount per share sold by NetStar equal to 50% of the amount by which the price received by NetStar exceeds the initial Offer Price (the "Break Fee"). Any formal take-over bid shall be open for acceptance for not more than 21 days (or for any additional period to the extent required to comply with applicable securities laws, such additional period to be referred to herein as the " Additional Period") and in any event, the Purchaser shall take-up and pay for the shares under the bid no later than 45 days (plus any applicable Additional Period) after the date of the notice given by the Purchaser to NetStar under this paragraph 3 (unless the Purchaser increases the Offer Price, in which case the time periods set out herein shall be extended for an additional period or periods of 10 days or such other or greater period(s) necessary to comply with applicable securities laws), failing which NetStar shall have the right to terminate this agreement without prejudice to any claims that NetStar may have against the Purchaser. For the sake of clarity, the Break Fee, if payable, shall be based on the Purchaser's Initial Offer Price. It is also understood that no Break Fee shall be payable if the Purchaser purchases the Shares.

     The Purchaser represents and warrants to NetStar that: (a) it is buying the Shares for its own account without a view to distribution and (b) any take-over bid will not be made to persons other than shareholders which are Canadian residents and the take-over bid circular shall contain such provisions in that regard as are satisfactory to NetStar in its sole discretion.

4. The Purchaser acknowledges that NetStar has informed the Purchaser that NetStar is in discussions with a third party to sell the Shares for at least $3.00 (U.S.) per Share. If at any time NetStar executes an agreement with a third party to sell the Shares prior to the time that:

     a.   this agreement becomes a binding agreement under paragraph 3; and

     b.   i.   in the case of an Exempt Transaction, the Purchaser actually delivers a cheque to NetStar for the aggregate purchase price as set out above; or

          ii. in the case of a formal take-over bid, the Purchaser has actually mailed the take-over bid circular to the shareholders,

     NetStar shall have no further obligation to the Purchaser with respect to the Shares and all obligations under this agreement shall terminate including NetStar's obligation to pay the Break Fee to the Purchaser. The Purchaser agrees that if it makes a formal take-over bid, it will not withdraw or amend the take-over bid (except to increase the consideration payable per Share or due to a material adverse change in the Company's business or affairs) after mailing the take-over bid circular to the shareholders.

5. The Purchaser acknowledges and confirms to NetStar that the Purchaser is prepared to proceed with the transaction contemplated hereby in accordance with the terms of this agreement without the Company's board of directors prior approval.

6. Neither party shall make any public announcement regarding a transaction between the Purchaser and NetStar in respect of the Shares until the closing date, unless required by applicable laws; provided however, NetStar's nominees to the Company's board of directors shall be permitted to disclose to the other Company directors that NetStar has entered into an agreement which contemplates a sale of all of the Shares. Each party is responsible for any fees or expenses incurred by it in connection with this possible transaction.

7. Any obligation of NetStar to sell the Shares to the Purchaser shall terminate, in any event, on April 10, 2000.

8. HDL Capital Corporation and Jeffery Kirsch hereby unconditionally and irrevocably guarantee to NetStar the obligations of the Purchaser set out herein.

If the foregoing reflects our agreement, we would ask that you please confirm the same by executing this letter in the space provided below by not later than 5:00 p.m. on January 13, 2000.

Yours very truly,


*HDL Capital Corporation
Per:

/s/ B. Grybowski                                     /s/ Jeffrey Kirsch
----------------------                              ----------------------------
    B. Grybowski                                        *Jeffrey Kirsch

*Both of which are signing on behalf of a company to be incorporated, and without personal liability.


                                   ACCEPTANCE

The undersigned agrees with the terms of this letter this 12th day of January, 2000.

NETSTAR ENTERPRISES INC.


Per: /s/ Lorne C. Stephenson
     -------------------------------------------------------------
     Lorne C. Stephenson, Executive Vice President, Administration